1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114

July 11, 2005

Dear Limited Partner:

      As you are aware, Sutter Opportunity Fund 3, LLC and certain of its related parties ("Sutter") is making an offer to purchase up to 125 units of limited partnership interest (the "Units") in 1999 Broadway Associates Limited Partnership (the "Partnership") at a purchase price of $16,500 per Unit. Sutter's offer is being made pursuant to the terms and conditions of an Offer to Purchase dated June 23, 2005, and the related Letter of Transmittal (together, the "Sutter Offer"). Pursuant to the rules of the Securities and Exchange Commission, the Partnership is required to make a recommendation whether you should accept or reject the tender, or whether the Partnership is remaining neutral.

      The Partnership recommends against accepting the Sutter Offer for two principal reasons: (1) the Partnership's management believes that the net purchase price for the Partnership's property, when added to current reserves would generate a per Unit distribution greater than the purchase price offered by Sutter; and (2) if the Sutter is successful in acquiring all of the Units sought, it is likely that the Partnership would no longer be subject to the reporting requirements (10K, 10Q, etc.) of the Securities Exchange Act of 1934. However, limited partners who would prefer not to take the risks associated with the sale of the property or the timing of distributions from such sale, if consummated, may wish to consider the Sutter Offer. Accordingly, each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the Sutter Offer. We also note that that the Sutter Offer is schedule to expire on July 22, 2005 which we believe is earlier than the required period of time a tender offer is required to remain open pursuant to Rule 14e-1 of the Securities Exchange Act of 1934. Pursuant to 14e-1, a tender offer is required to be open for 20 business days from the day it is first published or sent to security holders. It is our understanding that the Sutter Offer was not published and was mailed on June 30, 2005, less than 20 business days prior to July 22, 2005

Value of the Property

      The Partnership's asset is a class A 42-story office building in downtown Denver, Colorado. The offer price is equivalent to the distribution that would be made per Unit if the Partnership's property were sold at a purchase price of approximately $66,710,000, after taking into consideration estimated closing costs, satisfaction of existing indebtedness (including prepayment premiums) and cash reserves. The Partnership's management monitors the applicable cap rates and other factors that generally determine real estate office building sale

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prices in the Denver, Colorado market as well as comparable sales of real property. In addition, the Partnership has recently begun marketing its property for sale. In this regard, the Partnership has been advised by local real estate brokers that they believe the minimum price that could be achieved would be not less than the price being offered by Sutter. To the extent the property is sold for an amount greater than $66.7 million, the estimated distribution per Unit for each additional $1,000,000 in purchase price would be approximately $2,100. Accordingly, if the property were sold for $70 million, the per Unit distribution is expected to be approximately $23,250 and if sold for $75 million, the per Unit distribution is expected to be approximately $33,500.

      Limited Partners should note, however, that there is no assurance that the property will be sold, or if sold that the purchase price will be greater than $66.7 million. Further, it is always possible that one or more favorable or unfavorable circumstances could occur that will affect the price ultimately received for the property. As indicated in the Partnership's Quarterly Report on Form 10-Q, although the property has been able to maintain an 85% occupancy rate in a down office rental market in the Denver, Colorado area, the Lucent Technologies lease which accounts for 12% of the rentable space at the property is scheduled to expire at the end of 2005. The property's cash flow exclusive of the Lucent Technologies lease may not be sufficient to meet the Partnership's debt service payments and necessary capital improvements. Accordingly, if the Partnership is unsuccessful in selling the property, the Partnership, if it cannot obtain additional tenants at commensurate rental rates, will need to negotiate a loan modification with the existing lender or obtain mezzanine or junior debt from a third party or through a rights offering made to the Partnership's partners, which may have the effect of diluting a partner's interest in the Partnership. If the Partnership is unsuccessful in consummating one or more of the foregoing options, it is possible that the property could be foreclosed upon.

Reporting Requirements of the Securities Exchange Act of 1934

      If Sutter were successful in acquiring all or a substantial portion of the Units it is seeking in the Sutter Offer, it is likely that the number of limited partners in the Partnership would be reduced to less than 300. If this were to occur, the Partnership would no longer be subject to the reporting requirements under the Securities Exchange Act of 1934 that require the Partnership to file its Annual, Quarterly and Current Reports on the forms prescribed by the Securities and Exchange Commission.

Recommendation

      Based on the foregoing, the Partnership recommends against accepting the Sutter Offer. However, limited partners who would prefer not to take the risks associated with the sale of the property or the timing of distributions from such sale, if consummated, may wish to consider the Sutter Offer. Accordingly, each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the Sutter Offer. We note that affiliates of the general partner that own Units will not be tendering their Units in the Sutter Offer.

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      In addition, the Partnership expects that it will have firm indication as to the potential purchase price for the property by no later than the end of July. Accordingly, the general partner of the Partnership, in accordance with its authority under the Partnership's partnership agreement to withhold consent to any transfers of Units at its sole discretion, will not effect any transfers of Units pursuant to the Sutter Offer until after July 31 and then only if the transferee confirms in writing that it desire to transfer its Units after being advised of the prospective purchase price.

      We urge you to consult with your tax advisor prior to making your decision as the sale of your Unit may have significant adverse tax consequences to you.

      The Partnership notes that certain statements contained herein that are forward-looking in nature are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The Partnership undertakes no responsibility to update or revise any forward looking statements.

      If you have any questions, please contact Beverly Bergman at 617-570-4607.

                                               Sincerely,

                                               1999 BROADWAY ASSOCIATES
                                               LIMITED PARTNERSHIP